EXHIBIT 99.5

Letter Agreement, dated November 15, 2005, relating to the Securities Purchase Agreement

[Castlerigg Master Investments Ltd. letterhead]

November 11, 2005

pSivida Limited
Level 12, BGC Centre
28 The Esplanade, Perth
WA 6000 Australia

Re: Investment in pSivida Limited (the “Company”)

Gentlemen:

Reference is hereby made to the Securities Purchase Agreement (the “Securities Purchase Agreement”), dated as of October 5th, 2005, by and among the Company and the investors on the Schedule of Buyers attached thereto. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Securities Purchase Agreement.

Notwithstanding the provisions of the Securities Purchase Agreement to the contrary, the parties hereto agree as follows:

1.  That the provisions of clause (x) of Section 2(j)(B) of the Securities Purchase Agreement are hereby amended and restated to read as follows: “(x) engage in any Prohibited Transaction prior to the seventh month anniversary of the Issuance Date”.

2.  That the first sentence of Section 4(i) of the Securities Purchase Agreement is hereby amended and restated to read as follows: “On or before 8:30 a.m. New York time, on November 15, 2005, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents and attaching the material Transaction Documents (including, without limitation, this Agreement (other than the schedules to this Agreement), the form of Notes, the form of Warrant and the form of Registration Rights Agreement) as exhibits to such sub mission (such submission including all attachments, the “6-K Filing”).”

3.  That this letter agreement shall be included as part of the 6-K Filing.

4.  That any form of Notice or Proxy or similar instrument prepared or delivered after the date hereof in connection with seeking Shareholder Approval in accordance with Section 4(p) of the Securities Purchase Agreement , shall be furnished to Buyer at least two Business Days prior to dissemination or filing, as applicable, for Buyer’s review and in order to allow Buyer’s reasonable comments to be incorporated in any such instrument (such review and comments to be provided by the Buyer promptly and in a timely manner so as not to delay or otherwise adversely affect the calling or holding of any such Shareholder Meeting).

5.  If Shareholder Approval is obtained at the Company’s shareholder meeting on November 15, 2005, that the Company shall include in its Annual Report on Form 20-F for the fiscal year ended June 30, 2005 the following: (a) a statement that the Company has received the Shareholder Approval pursuant to the rules and regulations of the ASX and (b) (i) a statement disclosing that the Company may not have followed Rule 4350(i)(1) of the Nasdaq Marketplace Rules and (ii) a statement pursuant to Rule 4350(a) of the Nasdaq Marketplace Rules describing the home country practice followed by the Company in lieu of the requirements of such rule.

This letter agreement may be executed in counterparts, each of which shall be identical and all of which, when taken together, shall constitute one and the same instrument. This letter agreement shall be governed by and interpreted in accordance with the laws of the State of New York, USA.

Please indicate your agreement to the foregoing by signing a copy of this letter where indicated below and returning it to us.

[Remainder of page intentionally left blank; signature page follows.]

Very truly ours,

CASTLERIGG MASTER INVESTMENTS LTD.

By:	/s/ Jim Cacioppo

Name: Jim Cacioppo Title: President

Agree and Acknowledged

PSIVIDA LIMITED

By: /s/ Gavin Rezos

Name: Gavin Rezos Title: Managing Director